Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1. – Name and Address of Company:

IAMGold Corporation
5th Floor, 220 Bay Street
Toronto, Ontario
M5J 2W4

Item 2. – Date of Material Change:

August 11, 2004.

Item 3. – News Release:

News releases were issued by IAMGold Corporation ("IAMGold") on August 11, 2004 at Toronto, Canada through Canada NewsWire.

Item 4. – Summary of Material Change:

On August 11, 2004, IAMGold entered into a letter agreement (the "Letter Agreement") with Gold Fields Limited ("Gold Fields") regarding the sale to IAMGold of all of the interests of Gold Fields in (i) certain of the direct and indirect subsidiaries of Gold Fields which collectively hold all of the mining assets of Gold Fields located outside the Southern African Development Community, and (ii) certain other companies in which Gold Fields has an interest. A copy of the Letter Agreement is attached hereto as schedule A.

Item 5. – Full Description of Material Change:

On August 11, 2004, IAMGold entered into the Letter Agreement regarding to the sale to IAMGold of all of the interests of Gold Fields in (i) certain of the direct and indirect subsidiaries of Gold Fields (the "Acquired Companies") which collectively hold all of the mining assets of Gold Fields located outside the Southern African Development Community, and (ii) certain other companies in which Gold Fields has an interest (the "Acquired Interests").

The assets held by the Acquired Companies include, among other things, the St. Ives and Agnew mines in Australia, an effective 71.1% interest in each of the Tarkwa and Damang mines in Ghana (an effective 18.9% interest in such mines being owned indirectly by IAMGold), the Arctic Platinum project in Finland, the Cerro Corona project in Peru and a portfolio of exploration projects.

The Letter Agreement provides that the consideration for the Acquired Companies and the Acquired Interests will consist of an aggregate of 351,690,218 common shares of IAMGold ("Common Shares"), which will represent approximately 70% of the Common Shares outstanding on a fully-diluted basis upon the completion of the Transaction, together with an additional number of Common Shares to be calculated in accordance with the Subsequent Subscription Adjustment, as defined in the Letter Agreement (collectively the "Consideration Shares").

2.

The Subsequent Subscription Adjustment is to be determined by reference to the cash contributions made directly or indirectly by Gold Fields into the Acquired Companies and certain other subsidiaries of Gold Fields from June 24, 2004 through to the date of completion of the Transaction (the "Completion Date"), net of dividend distributions made from the Acquired Companies and such other companies to Gold Fields (directly or indirectly) in such period other than management fees and service fees to be paid in the ordinary course of business (the "Net Cash Subscription Amount"), provided that the Net Cash Subscription Amount will not exceed US$50 million in the aggregate. The Subsequent Subscription Adjustment will be equal to the number of Common Shares that results from the division of the Net Cash Subscription Amount by the volume weighted average trading price of the Common Shares on the Toronto Stock Exchange over the 20 business days immediately preceding the Completion Date.

The Letter Agreement provides that IAMGold will declare and pay a special dividend to the shareholders of IAMGold (other than the vendors of the Acquired Companies (the "Vendors")) of Cdn$0.50 per Common Share.

The Letter Agreement also provides that, for so long as it is required by any regulatory authority in South Africa, IAMGold will grant such pre-emptive rights to Gold Fields and/or the Vendors and will agree to such restrictions on the issue of Common Shares or securities exercisable or convertible into, or exchangeable for, Common Shares (collectively "IAMGold Equity Securities") as will enable Gold Fields and its affiliates to maintain beneficial ownership of not less than 50.1% or such lesser percentage as may be required or permitted from time to time by regulatory authorities in South Africa (the "Minimum Ownership Level") of the outstanding Common Shares a fully-diluted basis from time to time (the "Anti-Dilution Rights"). Notwithstanding the foregoing, the Anti-Dilution Rights will provide that in connection with any proposed issue (by public offering or private placement) of IAMGold Equity Securities for cash consideration (an "IAMGold Cash Offering"), Gold Fields and its affiliates will collectively have the right to subscribe for such number of such IAMGold Equity Securities as will enable Gold Fields to maintain its percentage beneficial ownership of the outstanding Common Shares on a fully-diluted basis immediately prior to the completion of the IAMGold Cash Offering. Without derogating from the rights of Gold Fields and its affiliates in respect of an IAMGold Cash Offering, the Anti-Dilution Rights will only apply and be operative where the issue by IAMGold of any IAMGold Equity Securities would result in Gold Fields having beneficial ownership of less than the Minimum Ownership Level of the then outstanding Common Shares on a fully-diluted basis. Gold Fields has agreed not to dispose of less than all of the securities of IAMGold then owned by Gold Fields or any of its affiliates for so long as the Anti-Dilution Rights are in effect unless otherwise required by South African regulatory authorities.

In conjunction with the completion of the Transaction, the name of IAMGold will be changed to "Gold Fields International Limited" or another name to be mutually agreed upon by Gold Fields and IAMGold (with references to IAMGold in this material change report including IAMGold following such name change) and the number of directors of IAMGold will be increased to ten, with three of the eight current directors of IAMGold remaining as directors and seven individuals nominated by Gold Fields becoming directors of IAMGold. The Chairman of IAMGold will be Gordon Parker and the Chief Executive Officer of IAMGold will be Chris Thompson. All other senior management positions within IAMGold will be filled from among the current senior management of IAMGold and Gold Fields as set out in the definitive agreement providing for the Transaction (the "Definitive Agreement") or as determined by the parties prior to the Completion Date.

3.

Completion of the Transaction is subject to, among other things, the entering into of the Definitive Agreement, IAMGold shareholder approval of the issue of the Consideration Shares and such other matters considered necessary or desirable in connection with the Transaction and the receipt of all required regulatory and other approvals and consents. The Letter Agreement requires that the special meeting of the shareholders of IAMGold to be called in connection with the Transaction is to be held by November 19, 2004 or such later date as may be agreed upon by IAMGold and Gold Fields.

In the Letter Agreement, IAMGold and Gold Fields have agreed that, subject to company law and other legal and regulatory requirements applicable to IAMGold and Gold Fields, respectively (collectively "Legal Requirements"), they will not, directly or indirectly, (a) solicit, initiate, encourage, engage in or respond to any inquiries or proposals other than the Transaction (each an "Acquisition Proposal) regarding (i) in the case of IAMGold, any merger, amalgamation, share exchange, business combination, take-over bid, sale or other disposition of all or substantially all of its assets, any recapitalization, reorganization, liquidation, material sale or issue of treasury securities or rights or interests therein or thereto or rights or options to acquire any material number of treasury securities, any exchange offer or any type of similar transaction which would or could, in any case, constitute a de facto acquisition or change of control of IAMGold, or (ii) in the case Gold Fields, any transaction (other than certain permitted public market transactions) which would or could result in the acquisition by any other person of any or any part of the Acquired Companies and the Acquired Interests, (b) participate in any discussions or negotiations regarding any Acquisition Proposal, (c) withdraw or modify in a manner adverse to the other party thereto the approval of its directors of the Transaction, (d) agree to, approve or recommend an Acquisition Proposal, or (e) enter into any agreement related to an Acquisition Proposal; provided, however, that subject to complying with the provisions of the Letter Agreement, the foregoing will not, among other things, (a) prevent IAMGold from furnishing non-public information to, or entering into a confidentiality agreement and/or discussions with, any person in response to a bona fide unsolicited Acquisition Proposal if, prior to furnishing such non-public information to, entering into a confidentiality agreement with, or entering into discussions with, such person, IAMGold gives Gold Fields written notice of its intention to do the same, or (b) prevent Gold Fields from publicly disclosing details of an Acquisition Proposal and making such statements and recommendations relative to the Transaction and such Acquisition Proposal as may be required pursuant to Legal Requirements if the directors of Gold Fields conclude in good faith, after consultation with counsel, that such actions are required in order for them to meet Legal Requirements, provided that Gold Fields is precluded from accepting or entering into any agreement in respect thereof prior to the termination of the Letter Agreement.

The Letter Agreement provides that IAMGold will not, in respect of any Acquisition Proposal, accept, approve or recommend or enter into any agreement in respect of such Acquisition Proposal unless:

(a)	the directors of IAMGold have determined in good faith that such Acquisition Proposal constitutes a Superior Proposal (as defined in the Letter Agreement);

(b)	Gold Fields has been provided with a copy of the document containing such Superior Proposal;

(c)
five business days have elapsed from the later of the date on which Gold Fields received notice of the determination of IAMGold to accept, approve or recommend or to enter into an agreement in respect of such Superior Proposal and the date Gold Fields received a copy of the Superior Proposal and (i) Gold Fields has not, within such five business day period, made an offer in writing which purports to at least

4.

match the Superior Proposal (a "Matching Offer") or (ii) Gold Fields has made a Matching Offer and the directors of IAMGold determine in good faith, after consultation with and receiving advice from, as appropriate, their respective financial, legal and other advisors, that such Matching Offer would not, if consummated in accordance with its terms, result in a transaction (A) which is equivalent or superior, from a financial point of view, to IAMGold to the Superior Proposal, or (B) the acceptance of which by IAMGold, having regard to all of the then prevailing circumstances, would be most likely to result in the performance by the directors of IAMGold of their fiduciary obligations under Legal Requirements;

(d)	if Gold Fields has elected not to match the Superior Proposal or if a Matching Offer is not accepted by IAMGold, IAMGold terminates the Letter Agreement; and

(e)	IAMGold pays the termination fee required to be paid pursuant to the provisions of the Letter Agreement.

The Letter Agreement defines "Superior Proposal" as a bona fide unsolicited Acquisition Proposal received by IAMGold (a) that is not conditional on obtaining financing, and (b) in respect of which the directors of IAMGold have determined in good faith, after consultation with and receiving advice from, as appropriate, its financial, legal and other advisors, that such Acquisition Proposal would, if consummated in accordance with its terms, result in a transaction (i) which is superior, from a financial point of view, to IAMGold and/or its shareholders to the Transaction, or (ii) the acceptance of which by IAMGold would be most likely to result in the performance by the directors of IAMGold of their fiduciary obligations under Legal Requirements.

The Letter Agreement provides that if:

(a)	IAMGold terminates the Letter Agreement in circumstances where Gold Fields has elected not to match a Superior Proposal or if a Matching Offer is not accepted by IAMGold;

(b)
the Letter Agreement is terminated as a result of the Definitive Agreement not being entered into within the period required by the Letter Agreement and, within 180 days of the effective date of such termination,

	(i)	IAMGold accepts, approves or recommends, or enters into an agreement with respect to, an Acquisition Proposal, or

	(ii)	Gold Fields accepts, approves or recommends, or enters into an agreement with respect to, an Acquisition Proposal in respect of all or substantially all of the Acquired Interests in the aggregate; or

(c)
the Letter Agreement is terminated following public disclosure by Gold Fields of an Acquisition Proposal in respect of it in the manner permitted by the Letter Agreement and, within 180 days after such termination, Gold Fields accepts or enters into an agreement with respect to an Acquisition Proposal in respect of which it made a recommendation pursuant to a Legal Requirement;

then IAMGold (in the case of an event referred to in paragraph (a) or (b)(i) above) or Gold Fields (in the case of an event referred to in paragraph (b)(ii) or (c) above) shall pay the other of them an

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amount in cash equal to US$20 million (the "Termination Fee") in immediately available funds. If Gold Fields has not received, on or prior to the date by which the Definitive Agreement is required to be entered into pursuant to the Letter Agreement, written confirmation of prior verbal approval of the South African Reserve Bank Exchange Control Division to the making of any Termination Fee required to be made by Gold Fields pursuant to the Letter Agreement, then the Termination Fee provisions of the Letter Agreement will be of no force and effect.

On August 13, 2004, Golden Star Resources Ltd. announced that it would allow its unsolicited offer (the "GSR Offer") to acquire all of the outstanding Common Shares to expire at 12:01 a.m. on August 16, 2004 and that it did not expect to take up any Common Shares tendered under the GSR Offer. At 11:59 p.m. on August 15, 2004, the shareholder rights plan of IAMGold (the "Shareholder Rights Plan") expired. The Shareholder Rights Plan had been adopted to allow adequate time for IAMGold to pursue alternatives to the GSR Offer to maximize shareholder value.

Item 6. – Reliance on Section 7.1(2) or (3) of National Instrument 51-102:

N/A

Item 7. – Omitted Information:

N/A

Item 8. – Executive Officer:

Joseph F. Conway
President and Chief Executive Officer
IAMGold Corporation

Telephone:    (416) 360-4712
Fax:        (416) 360-4750

Item 9. – Date of Report:

August 20, 2004.

(Signed) Larry Phillips
Vice President, Corporate Affairs and Corporate Secretary
IAMGold Corporation